Stan Jeong-Ha Lee, CPA

2160 North Central Rd  Suite 203 Fort Lee  NJ 07024

P.O. Box 436402  San Diego   CA 92143-6402

619-623-7799   Fax 619-564-3408 stan2u@gmail.com

The firm of Stan Jeong-Ha Lee,  Certified Public Accountant,  consents to the inclusion of our report of  November 21, 2011  on the audited financial statements of  RJD Green  Inc.  as of  August 31, 2011 and for the fiscal year then ended and cumulative from September 10, 2009 (inception) to  August 31, 2011 in Post-Effective Amendment to S-1 that are necessary now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.

Very truly yours,

 /s/ Stan J.H. Lee, CPA

______________________________

Stan J.H. Lee, CPA

May 28, 2013

Fort Lee, NJ 07024